

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

<u>Via U S Mail and FAX [(852) 2755 9452]</u>

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

      Re: **ACL Semiconductors Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
                  and Amendment No. 1
              Filed on April 15, 2010 and April 22, 2010
              File No. 000-50140

Dear Mr. Yang:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please response to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment Number 1 to Form 10-K for December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 10

1.   Under "Inventory Valuation," as you are a distributor of products manufactured by others, please explain to us the basis for the disclosure suggesting that you operate manufacturing facilities with excess capacity. Please explain to us the relevance of the disclosure from the last three sentences of the referenced paragraph to your actual business operations.

Liquidity and Capital Resources, page 14

2.   We see that your current assets are $22.8 million while current liabilities are $34.9 million. We also see that the amount of trade accounts payable exceeds the combined carrying amount of inventories and trade receivables. In light of the short fall in working capital, please tell us, with a view toward disclosure, how you intend to satisfy current liabilities in 2010. Please describe the specific plan and specific sources and amounts of liquid resources you expect to utilize.

3.   As a related matter, please expand to describe the loans to Mr. Yang and the impact of these loans on the Company's liquidity.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.   In the first paragraph, the titles of the individual financial statements are not identical to the actual titles of the individual financial statements included in the filing. In future or amended filings please have your auditor revise the first paragraph of the audit report to present the exact name of each individual financial statement as it appears in the title of each statement.

5.   In future or amended filings please have your auditor expand the first paragraph of the audit report to also refer to the audit of the financial statement schedule opined upon in the third paragraph. Please also note that smaller reporting companies are not required to present Regulation S-X Article 12 financial statement schedules.

Consolidated Statements of Cash Flows, page F-5

6.   We read that "accounts receivable – related parties" provided $1.7 million of cash flows from operating activities in fiscal 2009. Please describe to us the nature of the transactions generating the cash flow. For instance, clarify whether the receivable arose from the sale of products or from collection of a loan. Also, explain to us how you determined that the cash flow is appropriately classified as operating, as opposed to investing or financing, under Topic 230 of the FASB Codification.

7.   We note that you have entered into a long-term repayment plan with respect to the $11.2 million receivable from Mr. Yang. Accordingly, in future or amended filings please present cash flow activity for the receivable from Mr. Yang on a gross basis. Please refer to FASB Codification Topic 230.

Note 2. Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-7

8.   In future or amended filings please disclose the specific factors leading you to conclude that Aristo has insufficient equity at risk to finance its activities without additional subordinated financial support and that ACL is the primary beneficiary of Aristo, as set forth in the relevant responses in your letters to the Staff dated March 23 and May 25, 2010.

9.   As a related matter, the disclosures about Aristo do not appear to provide all of the information required by FASB Codification Topic 810. Please review the requirements from FASB ASC 810-10-50-2AA through 50-3. Appropriately revise the disclosure or in response to this comment explain how you have determined that your disclosure about Aristo is complete.

(g) Accounting for the Impairment of Long-Lived Assets, page F-10

10.   In the Form 10-K for 2008 (as originally filed and prior to restatement for consolidation of Aristo), you report an impairment loss on real property assets of $883,116. You now disclose that there were no impairment charges in either 2008 or 2009; and, disclosure from Note 15 (page F-38) suggests that the impairment charge may have been reversed in the restatement of the 2008 financial statements. Please tell us what happened to the real property impairment charge recognized in 2008. If it was reversed in a restatement, please explain the basis in the FASB Codification for the revised accounting; and, tell us

Mr. Chung-Lun Yang

where you made disclosure about the revised accounting, as required by GAAP. In that regard, we do not see discussion of a restatement for the real property impairment in the Item 4-02 Form 8-K filed in March 2010.

(t) Recently Implemented Standards, page F-13

11.   In the disclosures for ASC 810 on page F-14, in future or amended filings please clarify whether you have or have not implemented the cited guidance, and resolve the inconsistency between the last two sentences of the disclosure.

Note 4. Revolving Lines of Credit and Loan Facilities, page F-18

12.   In future or amended filings please revise the tabular disclosure to clarify how the total of utilized credit facilities can be reconciled to the corresponding amount on the balance sheet. Please also add disclosure that clarifies the extent to which this tabular data is incorporated in the table presented in Note 5. For clarity, please consider whether your disclosures about borrowings should be consolidated in a single footnote.

Note 7. Income Taxes, page F-23

13.   We see the significance of the income tax "under/over" in relation to the actual provision for income taxes. Please tell us, with a view toward disclosure, the underlying reasons for the significant adjustments to true-up the provision for income taxes.

14.   As a related matter, please tell us where you have provided disclosure about uncertain tax positions under FASB ASC 740-10-50-15.

Note 12. Derivative Instruments, page F-26

15.   While you disclose that you apply cash flow hedge accounting for foreign exchange contracts, we do not see balance sheet accounts typically associated with hedging activities and the tabular information on page F-27 shows no assets, liabilities or amounts deferred in other comprehensive income for cash flow hedges. Accordingly, please tell us how you have actually applied cash flow hedge accounting for foreign exchange contracts and why there are no balance sheet accounts associated with open positions. Refer to FASB Codification Topic 815.

16.   Foreign exchange contracts would be carried at fair value under FASB Codification Topic 815 and there would be recurring fair value measurements under FASB Codification

Topic 820. Please tell us where you have provided the fair value measurement disclosures required under FASB Codification Topic 820 or provide that disclosure in future or amended filings.

17.   Please show us how the $1.5 million identified as the gross notional amount can be reconciled to the narrative presented in this footnote. Tell us why there are no balance sheet accounts associated with this open position and explain how your accounting is appropriate under guidance applicable to derivatives.

18.   Also, in the third bullet point on page F-27, please clarify whether the contract has or has not matured. The introductory language at the top of page F-27 indicates that the contract has matured while language in the referenced bullet point states otherwise.

Note 13. Related Party Transactions, page F-28

19.   In future or amended filings please expand to describe the business purpose of the loans to Mr. Yang, which have arisen from the consolidation of Aristo. Further, please tell us whether you have filed borrowing agreements with Mr. Yang under Item 601of Regulation S-K or explain to us why filing such agreements is not required under our rules.

Note 15. Restatements, page F-33

20.   In the first paragraph you state that you received a comment letter from the "Office of the Chief Accountant of the Division of Corporation Finance" regarding your filing. While your filings have been reviewed by the Staff of the Division of Corporation Finance, you have not received letters from the Division's Office of Chief Accountant. Please appropriately revise in any relevant future or amended filing to remove this reference, and to clarify that the restatements were made to comply with GAAP.

21.   As a related matter, in any relevant future or amended filing, please also revise the introduction to describe the substance of the restatements and the basis in GAAP for the revised accounting. If you have restated for other than the consolidation of Aristo, please separately describe and quantify the impact of those restatements. Refer to guidance in FASB ASC 250-10-50.

22.   We read on page F-37 that the restatements, presumably to consolidate Aristo, reduced general and administrative expense for 2008 by $783,409. Please describe to us the circumstances leading to the reduction of general and administrative expenses. Please tell

us how it is that consolidation of Aristo resulted in a credit to general and administrative expense and show us each relevant adjustment.

23.   With respect to the statement of cash flows, please tell us whether there were revisions to the classification of related party cash flows between operating and investing. In that regard, please show us the adjustments applied in the restatement of "accounts receivable—related party" and "Advances (to) from stockholders"

Item 9AT. Controls and Procedures, page 18

24.   We see that you have co-mingled the disclosures about Disclosure Controls and Procedures and Internal Control over Financial Reporting. We further note that your document fails to provide all of the disclosures required under Item 308T(a) for management's annual report on Internal Control over Financial Reporting, including management's statement of responsibility, the framework applied and the conclusion on effectiveness of Internal Control over Financial Reporting. Please note that the Form 10-K must present a conclusion on Disclosure Controls and Procedures pursuant to Item 307 of Regulation S-K and a separate conclusion on Internal Control over Financial Reporting pursuant to Item 308T of Regulation S-K. Accordingly, please revise your filing to present all of the disclosures required by both Item 307 and Item 308T of Regulation S-K.

25.   As related matter, please note that Disclosure Controls and Procedures (as defined in Exchange Act Rule 13a-15(e)) and Internal Control over Financial Reporting (as defined in Exchange Act Rule 13a-15(f)) are not interchangeable concepts. Accordingly, in your amendment, please revise the structure of the disclosure presented under Item 9A(T) to clearly and separately present the information required for each of the two control evaluations.

26.   Further, it appears that the amendments to the Forms 10-K as of December 31, 2008 and 2007 also fail to provide conclusions on the effectiveness of Internal Control over Financial Reporting. Those filings should also be amended as necessary to provide all of the information required by both Item 307 and Item 308T of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2010

Item 1. Financial Statements

27.   We see that the reserve reported for inventories decreased by $315,082 in the first quarter of 2010. Please tell us the facts and circumstances leading to the reduction of the inventory reserve. In that regard, note that under SAB Topic 5-BB and FASB

Codification Topic 330-10-35-14 inventory impairment charges form a new cost basis and such charges may not be reversed until the affected inventory is sold or scrapped.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Gary R. Todd, Reviewing Accountant, at (202) 551-3605, if you have questions regarding our comments. In their absence you may contact me at (202) 551-3676

Sincerely,

Brian R. Cascio
Accounting Branch Chief,

copy: John Watkins Esq.
Reitler, Kailas & Rosenblatt
fax (212) 371-5500